Contact

www.linkedin.com/in/steve-errato-86064718 (LinkedIn)
www.sreproductions.com (Company)

Top Skills

Music
Recording
Radio

Steve Errato

Co-Founder at Beeotto
New York City Metropolitan Area

Summary

Music, Recording, Production, Editing, Mixing, Sound Design, Video, TV, Film,

ANYTHING AUDIO EVERYTHING VISUAL

I have been featured in RELIX Music Magazine as an artist "on the verge" - continued on to become recording/touring artist, music and video producer.

Started SRE Production Group LLC - Creative services for business focusing on audio and video production.

Some personal highlights in my career have been jamming in the studio with Mick Taylor from the Rolling Stones on his way through CT, Recording Grammy award winner Lyfe Jennings music tracks for his tour in my studio, Recording famous bass player Stu Hamm in my studio, sharing the bandstand and playing shows/festivals that included acts such as Blues Traveler, Govt Mule(members of the Allman Bros Band), Galactic, members of The Parliament Funkadellic, and Vince Wellnick of the Grateful Dead.
Additionally as the owner of SRE Production Group LLC I am constantly writing, creating, producing, and overseeing music, audio, and video production for fortune 500 companies, local businesses, bands, solo artists, TV, radio film and for the web. Some past clients include Skippy Peanut Butter, Wishbone Salad Dressing, Degree Antiperspirant, Vera Wang, Elizabeth Arden, Klondike Ice Cream Bars, I Can't Believe Its Not Butter, The Edge Fitness Centers, and many more!

Experience

Beeotto

Co-Founder
January 2020 - Present (2 years 5 months)

New Haven County, Connecticut, United States

Subscription based, membership-only digital advertising and cross-marketing platform designed exclusively for independent main street merchants.

SRE PRODUCTION GROUP LLC

Owner/Creative Director/Producer

January 2005 - Present (17 years 5 months)

North Haven, CT

Full Service MultiMedia Recording and Production House. Original and creative content for all your branding and artistic needs. Currently serving hundreds of customers across all of North America. We have created and produced content for small local businesses and fortune 500 companies.

So, you want to advertise your business, or you want to advertise your business better. You want powerful strategy. You want exciting fresh creative. You want superior value. But most of all you want results...Well thats what we do.

Whether you seek Brand Awareness, Promotional Power or Direct Response orders, SRE PRODUCTION GROUP LLC has the technical, creative and production capabilities to create world class audio and video for film, television, radio, websites, games, infomercials, documentaries, merchandise, on hold messages, showrooms, etc.

BRANDed TRAY

Creative Director - Production

2015 - Present (7 years)

Guitar In Your Home, Music Lessons CT

Owner/Teacher

January 2004 - Present (18 years 5 months)

North Haven, CT

In home private and group guitar & bass guitar instruction along with music theory and songwriting lessons.

We provide in home music lessons for all levels of guitar. We work with all age groups and are great with children!

Guitar In Your Home CT is all about bringing music lessons to you! We will come to your home, apartment, or office to help you discover and develop your musical abilities.

It is the perfect idea for a member of a busy family trying to balance multiple schedules. Being in the comfort of your own home will often help the student to relax and focus. Plus there is no travel involved saving you time and money!

BThrifty

Executive Producer/Creative Director

January 2007 - December 2009 (3 years)

New Haven County, Connecticut, United States

Directed and managed the production of thousands of TV ads across CT and Long Island. Coordinating with multiple editors, talent, clients and sales/ marketing teams to deliver and broadcast ads for local businesses.

Education

SAE

Engineer's Degree, audio engineer · (2005 - 2006)

Hofstra University

Bachelor's Degree, Audiovisual Communications Technologies/ Technicians · (2001 - 2005)